VCP Announces 2Q03 Earnings

Higher prices and cost reduction efforts contribute

to improved margins and strong earnings

São Paulo, July 15, 2003 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the second quarter of 2003. The Company’s operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the second quarter of 2002, unless otherwise indicated.

“Market pulp prices were 13% higher quarter-over-quarter after rising in the first quarter due to an atypical decrease in global pulp inventory levels in the beginning of the year. In the domestic market, austere economic policy aimed at ensuring fiscal objectives and controlling inflation contributed to a stagnant Brazilian economy. However, financial market indicators signaled positive expectations regarding the economy, as Brazilian risk fell sharply, leading to a strengthening of the Brazilian real against the U.S. dollar.

The competitiveness of VCP’s products coupled with higher pulp output enabled the Company to increase its export sales volume by 59% compared to 2Q02. In addition, higher average pulp and paper prices in both the domestic and international markets as well as cost reduction efforts contributed to higher revenues and margins and a strong bottom line. We benefited from our product portfolio and our strong presence in our regional market for paper, reaping the favorable effect of the strength of the Real against U.S. dollar, partially compensating the decline in export earnings.

A recessionary environment in the local market caused overall paper sales volume to fall 7% compared to 2Q02, with coated papers showing the most significant decline. Pulp sales were 79% higher compared to 2Q02 and were almost entirely sold as exports, driven by the additional pulp production as learning curve progress is achieved at the new facilities in Jacareí. Pulp sales growth drove the Company’s export volume to 57% of overall sales, which would have been higher had it not been for inventory building in anticipation of our production stoppage for maintenance and equipment adjustments at Jacarei in June.

In 2Q03, net sales revenue totaled US$196 million compared to US$180 million in 1Q03, with adjusted EBITDA(*) of US$91 million, 11% higher than in 1Q03. EBITDA adjusted (*) margin grew to 46% compared to 39% in 2Q02 and 46% in the previous quarter. Net earnings remained strong at US$58 million, a result of improved pulp and paper prices and cost reduction efforts, commented Raul Calfat, CEO of VCP.

Main Financial Indicators

(In US$ millions)	2Q03	2Q02	2Q03/2Q02
Net Sales Revenue	196	156	26%
Domestic Sales	111	104	7%
Exports	85	52	63%
Operating Profit	69	43	60%
Net Income	58	36	61%
EBITDA (*)	91	61	49%
(*) adjusted for special and / or non-cash items

Net revenue and sales volume

Net revenue in 2Q03 was 26% higher compared to 2Q02, driven by 22% higher sales volume and a 3% higher average selling price in U.S. dollars. The 59% higher export sales volume more than offset the 7% drop in domestic sales volume. Compared to 1Q03, 4% lower overall sales volume was offset by 14% higher average prices in U.S. dollars (22% higher domestic average prices), as the real appreciated 14% between the two periods, resulting in 9% higher net sales revenue.

Revenues from the paper business represented 68% of total revenues, with pulp accounting for 32%, compared to 82% and 18% in 2Q02. The higher proportion of pulp revenues can be attributed to higher sales volume made possible by the new pulp line and the price increase implemented, despite the significant increase in average paper prices as well. In 1Q03, the breakdown for paper and pulp revenues was 68% and 32%. In volume terms, paper sales volume accounted for 51% of total sales, with pulp making up 49%, reflecting higher output from the new pulp production line.

The greater portion of pulp sales brought export volume to 57% of total sales, with the domestic market accounting for 43%. Higher pulp sales to export markets accounted for this change. In 2Q02, this breakdown of sales was the inverse, with export volumes representing 44% of total sales.

Pulp

Revenues from pulp sales grew 123% to US$62 million in 2Q03 compared to 2Q02, driven by 25% higher average prices as well as a 79% increase in sales volume with the additional output coming from the new pulp line. Compared to 1Q03, revenues were 7% higher, driven by 13% higher average prices, despite 5% lower sales volume. The drop in sales volume quarter-on-quarter reflects the beginning stage of a maintenance shutdown as well as inventory building abroad.

International eucalyptus (hardwood) pulp prices increased during the first quarter and remained relatively stable during the second quarter at US$540 per ton in Europe, US$570 per ton in North America and US$510 per ton in Asia, in average 13% higher than prices of 1Q03. This relative stability occurred despite an atypical increase in NORSCAN inventory levels, which stood at 1.48 million tons at the beginning of 2Q03 and rose to 1.71 million at the close of the quarter. In the coming months, some price reduction is expected until European and Chinese markets resume purchasing to rebuild their inventories. Expectations as to a continued upward pricing trend in the cycle will still be dependent upon higher demand from the main consumer markets as well as greater discipline from producers.

Domestic Market - Compared to 2Q02, domestic pulp sales volume decreased 5%, as higher output was directed to export markets. In the domestic market, all sectors are facing challenges as demand remains soft. The cardboard sector sought to place sales abroad while purchases from the tissue sector fell as efforts to lower inventories have not been successful. The average CIF price in the local market was R$ 1,478 per ton in 2Q03, versus R$ 970 per ton in 2Q02, a significant increase that is attributed to both price increases and the devaluation of the real, since domestic prices are also affected by exchange variations.

Export Market - Export pulp volume was 107% greater than in 2Q02, as additional output from the expansion project was sold abroad. Average prices were 25% higher in U.S. dollars.

Paper

Revenues from paper sales in 2Q03 totaled US$134 million, 5% higher than in 2Q02, driven by 12% higher average selling prices in U.S. dollars, partially offset by 7% lower sales volume caused by the recessionary Brazilian economy and soft demand, particularly for coated papers. Overall paper sales volume totaled 136,000 tons in 2Q03. Compared to 1Q03, revenues were 10% higher on 4% lower sales volume, as average selling prices in U.S. dollars were 14% higher.

Compared to 2Q02 the product mix consisted of a higher share of revenues from chemical papers (carbonless and thermal) due to 5% greater sales volume in the domestic market. Sales volume of most other papers fell, and consequently accounted for a lower percentage of revenues, despite strong increases in average prices compared to 2Q02, especially for cut-size papers.

The product mix compared to 2Q02 was comprised of a greater portion of chemical papers, mainly in the domestic market, and cut size paper for exports, as coated paper sales retracted. The shift in mix is turned possible thanks to the Company's flexible stance in adapt itself to the market demand, in the search for margin optimization. With this characteristic - of operating in both pulp and paper markets and of alternating positions in the domestic and export sales - the Company has been demonstrating its capacity in neutralizing the eventual cyclical effects that could affect one given market segment as well as in attenuating the losses coming from a overvalued Real.

Domestic Market - Compared to 2Q02, overall sales volume decreased by 7%, as sales of cut size papers were shifted to exports and coated paper sales were lower as a result of weak market conditions. The Company once again achieved higher prices in the domestic market, and in the second quarter of 2003 average prices in reais were 37% higher than in 2Q02 and 14% higher in U.S. dollars.

Uncoated papers: Printing & writing paper sales were solid, as demand was driven by advanced purchases by the education sector (textbook and notebook producers). Cut size sales volume was lower in the domestic market as a portion of cut size output was directed to export markets. However, in U.S. dollar terms, average prices for cut size papers were 29% higher year-over-year (54% higher in reais), while printing & writing prices were 12% higher year-over-year (35% higher in reais).

Coated Papers: Compared to 2Q02, average prices in U.S. dollars were 12% higher than in 2Q02, and 21% compared to 1Q03, as price increases were implemented in the beginning of the second quarter and the real appreciated against the U.S. dollar. In volume terms, sales of coated papers were 15% lower, reflecting reduced demand from distribution and promotional graphics sectors.

Carbonless & Thermal Papers: There was continued volume and revenue growth in this segment, boosted by 12% higher prices in U.S. dollars. The 5% higher domestic market sales volume for this product group was driven primarily by the banking sector, while carbonless papers were driven by the POS (Point of Sale) and Automation segments.

Export market - When compared to 2Q02 the Company maintained strong cut size exports. Sales volume of uncoated paper (in sheets and rolls) and chemical papers were reduced in order to meet domestic demand. The average CIF export price per ton was US$ 785 in 2Q03, versus US$ 756 in 2Q02.

Pulp Cash Cost (*)

Pulp cash cost in 2Q03 was US$ 158/ton, 17% higher than 1Q03, mainly due to the effect of the appreciation of the real against U.S. dollar, higher costs for wood and certain materials. This increase was partially offset by fuel and labor costs. Compared to 2Q02, pulp cash cost was 19% higher since the higher cost of wood, raw materials, fuel and energy was partially compensated by lower fixed costs as a consequence of greater production scale.

(*) All cash cost figures are presented net of exhaustion.

Operating results

Gross profit was US$ 97 million compared to US$ 68 million in 2Q02, with a gross margin of 50% versus 43% in 2Q02 and 51% in 1Q03. The higher gross profit margin was mainly due to higher pulp and paper prices and the positive impact of the currency appreciation. The average unit cost for products sold decreased 8% in U.S. dollar terms due to the positive impact of the currency appreciation, fixed cost reductions, renegotiations with suppliers, greater scale and higher pulp sales volumes. This cost reduction was partially offset by higher wood costs, the annual wage adjustment (which increased local labor costs in reais by 10% as of October 2002) and higher prices of certain imported raw material inputs, as well as higher electric energy and fuel costs in reais, and an increase in depreciation related to the new pulp line.

Selling expenses in 2Q03 were 36% higher, totaling US$19 million compared to US$14 million 2Q02. However, such expenses when expressed as a portion of net revenue increased from 8.9% to 9.8% year-over-year. The increase in selling expenses was caused by higher freight and commissions and other expenses in foreign currency, a function of the much higher level of pulp exports in the quarter.

General and Administrative expenses as a portion of net revenue fell from 4.6% to 4.1% year-over-year, as such expenses increased slightly but were distributed over a higher revenue base in 2Q03. The US$1 million total increase was a result of the annual salary adjustment and higher external consulting fees, offset by the devaluation of the real between the two periods.

Operating profit was US$68 million, 58% higher than the US$43 million of 2Q02, and 10% higher than the US$62 million in 1Q03. The improved operating profit was partially offset by higher other operating expenses due to a US$ 2 million provision related to the legal questioning of a tax rate increase from 2% to 3% (COFINS).

EBITDA totaled US$88 million in 2Q03, 54% greater than in 2Q02 and 14% greater than in 1Q03. EBITDA margin was 45% versus 37% in 2Q02 and 43% in 1Q03. It is important to mention that in U.S. GAAP both EBITDA and operating profit in 2Q03 were negatively impacted by US$3 million corresponding mainly to a special provision for contingencies, as follows:

IMPACT OF SPECIAL ITEMS ON EBITDA (US$ million)	2Q03	2Q02	2Q03 / 2Q02%
OPERATING INCOME (US$ Million)	69	43	60%
(+) Depreciation and Depletion	19	14	36%
EBITDA (US$ Million)	88	57	54%
As a % of Net Revenue	45%	37%	8 p.p.
(+) Allowance for contingencies	3	1	200%
(+) Write-off of Jacareí plant	-	3	-
ADJUSTED EBITDA (US$ Million)	91	61	50%
As a % of Net Revenue	46%	39%	7 p.p.

Financial result

The Company's net indebtedness was US$ 527 million on June 30, 2003 and US$ 515 million on March 31, 2003. The higher net indebtedness at the close of 2Q03 compared to 1Q03 was mainly due to CAPEX disbursements, greater inventories and payment of year 2002 dividends, partially offset by the strong cash generation during the period.

The financial expenses corresponding to the gross debt position were US$17 million compared to US$16 million in 1Q03, mainly due to the effect of appreciation of Real on our loans in Reais (BNDES). Financial income was US$15 million during 2Q03 against the same amount in the previous quarter.

When compared to 2Q02, the US$6 million decrease in financial income results mainly from lower invested cash and cash equivalents from US$ 556 million at the end of 2Q02 to US$ 516 million at the end of 2Q03 as well as exchange variation impact on financial revenues in Reais. The US$2 million decrease in financial expense is due to lower gross debt and lower interest rates.

As the close of 2Q03, gross debt of US$ 1,043 million remained almost the same of 1Q03. The change from US$1,033 million in the previous quarter is also due to the effect of the appreciation of Real on our BNDES loans. However our gross debt in Reais declined 11%, from R$ 3,219 million to R$ 2,873 million, also due to the exchange rate variation.

Foreign exchange losses, net

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 2Q03, the net foreign exchange result, including fair value, was a loss of US$3 million against a loss of US$4 million in 1Q03 and a foreign exchange loss of US$4 million in 2Q02. It is important to mention that the fair value adjustment is in accordance with FASB 133 and does not impact the cash flow as it is just an accounting effect.

Debt amortization	2003	2004	2005	2006	2007	2008	2009
US$ million	322	240	355	69	24	22	11

DEBT OBLIGATIONS (US$ million)	COST% per annum	03/31/2003	06/30/2003	% of total

- SHORT TERM		367	429	41%
Real denominated	TJLP* + 3.0%	10	18	1%
Dollar denominated	US$ + 4.4%	357	411	40%

- LONG TERM		666	614	59%
Real denominated	TJLP* + 3.0%	112	120	12%
Dollar denominated	US$ + 4.4%	554	494	47%

TOTAL DEBT		1,033	1,043	100%
(-) CASH POSITION		(518)	(516)
NET DEBT		515	527

* TJLP = Long term interest rate from BNDES, rated at 12 % p.a. on June 30, 2003

Income Tax

Effective income tax in 2Q03 was US$6 million compared to US$10 million in 2Q02, due mainly to the substantially lower effective tax rate. This rate decreased from 25% to 10% mainly due to currency appreciation during 2Q03 that reduced financial revenue through exchange variation on investments in foreign currency.

Net Income

Net income totaled US$58 million in 2Q03 compared to US$36 million in 2Q02, and US$59 million in 1Q03.

Capital expenditures

The Company invested a total of US$41 million in 2Q03, of which US$26 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacareí) and US$11 million in forestry (planting and managing forests).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH 6/30/2003	PLANNED FOR 2003

Pulp Expansion Project (P.2000)	38	58
Modernization	10	29
Forestry Activities	26	55
Maintenance, I.T., others	8	48

TOTAL	82	190

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacareí totaled US$475 million (total amount contracted with or without disbursement) as of June 30, 2003, out of a total estimated project budget of US$ 490 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through its modern industrial plants, increasing wood production and changes in its product mix that have allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position.

The share of Brazilian eucalyptus pulp in the global market is growing, as the sector is undergoing consolidation and there is an expectation that the Brazilian market will undergo a sustained market growth cycle for printing and writing papers. These factors offer growth opportunities and the Company continues to pursue such opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus. In pursuing these opportunities, VCP's management requires a minimum return of 3% per annum above the Company's weighted average cost of capital (WACC).

The 770 thousand ton-per-year pulp capacity expansion project, which yields a 570 thousand ton-per-year net increase (as a former production line was deactivated), was an attractive investment in cost terms and has made VCP one of the world's most modern pulp producers. Presently, the oldest pulp line at the Jacareí plant dates from 1997. The related CAPEX for the project of US$ 490 million (US$475 in installations and US$15 million in forestry), represents an investment of US$ 617 per ton (considering the total 770,000 tons/year of the new line), significantly boosts the Company's return on investment. The start-up of its operations in December 2002 has placed VCP among the leading players in the global pulp industry. Jacareí pulp production capacity now stands at 1 million tons per year, making it one of the largest, most modern and competitive plants in the world.

This expansion project enabled export sales volume to exceed sales the domestic market. In 2002, the sales volume breakdown was 58% to the domestic market and 42% for export; however, in 2003 this ratio is being inverted. It signifies a new phase of international growth for the Company. For this expansion project, VCP already increased its exclusive port area in Santos from 9,000 to 12,520 square meters to ready its warehousing, processing, transportation, cargo handling, docking and loading capacities in order to expand its market pulp exports. The Company has also invested in a private railway from its Jacareí plant to the Port of Santos, providing another transportation alternative to export its pulp with a 25% lower freight cost, which became operational in the second quarter of 2003.

Even without new investments toward organic growth in the coated and cut size paper markets, prior investments will enable to Company to maintain its import substitution for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Capital markets

The São Paulo Stock Exchange Index (Ibovespa) rose 15% in 2Q03 compared to a 11% decline in VCP's preferred shares in Reais. The IBOVESPA is 15% year-to-date while VCPA4 has declined 8%.

During 2Q03 12,541 transactions resulted in trading of approximately 2.3 billion preferred VCP shares, 42% higher than in 2Q02. Daily average trading volume in 2003 was R$ 4.1 million, 42% higher than in 2Q02.

During 2Q03, VCP's shares were traded on 100% of Bovespa sessions, and represented 33% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 2Q03 were R$6.71 per block of 1,000 shares according to BR GAAP and US$0.76 per ADR according to US GAAP.

The share price of VCP's Level III ADRs traded on the NYSE rose 3% in the second quarter of 2003, compared to a 5% increase in the Standard & Poor's 500 Paper and Forest Products Index and a 12% increase in the Dow Jones Industrial Average. Daily average of trading volume was US$1.4 million, 18% greater than in 2Q02.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 2Q03 was 258 million in Reais. Attachment VII shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Attachment I

Attachment II

Votorantim Celulose e Papel S.A

Consolidated Balance Sheet

USGAAP US$ million

ASSETS	Jun-03	Mar-03
Current Assets	**496**	**365**
Cash and Cash Equivalents	154	93
Held-to-maturity investments	78	44
Trade Accounts Receivables	128	143
Inventories	91	54
Recoverable Taxes	31	19
Other	14	12
Investment in affiliates (Aracruz)	213	226
Goodwill	19	19
Property, Plant and Equipment - Net	**1.170**	**982**
Other Assets	**343**	**438**
Held-to-maturity investments	225	293
Unrealized gains from foreign currency and interest rate swaps (Fair Value adjustments)	59	89
Deferred Income Tax	12	15
Other	47	41
TOTAL ASSETS	**2.241**	**2.030**

LIABILITIES and STOCKHOLDERS' EQUITY	Jun-03	Mar-03
Current Liabilities	**523**	**455**
Trade payables	51	50
Short-term debt	42	73
Current portion of long-term debt	387	294
Payroll, PPR and related charges	11	7
Income and social contribuition taxes	9	7
Dividends declared and payable	0	-
Other	23	24
Long-term Liabilities	**662**	**701**
Long-term debt, less current portion	614	666
Provision for tax, other litigation and others	48	35
Stockholders' equity	**1.056**	**874**
Preferred capital stock, no par value, 56,000,000,000 stocks	553	553
Authorized,17,182,209,232 stocks issued	0	0
Common stock, no par value, 28,000,000,000 stocks	767	767
Authorized,21,140,490,321 stocks issued	0	0
Additional paid in capital	25	25
Treasury stocks at cost	(3)	(3)
Net unrealized gain on available-for-sale securities	(1)	(1)
Appropriated retained earnings - **Legal Reserve 5%**	31	31
Unappropriated retained earnings	661	643
Cummulative translation adjustment	(977)	(1.141)
TOTAL LIABILITIES and STOCKHOLDERS' EQUIT	**2.241**	**2.030**

Attachment III

Attachment IV

Votorantim Celulose e Papel S.A
Cash Flow Statement
USGAAP

US$ million

CASH FLOWS FROM OPERATING ACTIVITIES	2stQ/03	2stQ/02
Net income (loss)	**58**	**36**
Adjustments to reconcile net income to cash provide to operating activities :		
Foreign exchange losses, net	3	4
Equity income or loss of investees, less dividends	(0)	4
Deferred income tax	(2)	4
Depreciation and depletion	19	14
Disposal of property, plant and equipment	0	4
Changes in operating assets and liabilities :		
Trade accounts receivable	30	7
Inventories	(24)	(3)
Others assets	11	(19)
Liabilities	(12)	5
Net cash provided by operating activities	**83**	**56**
CASH FLOWS FROM INVESTING ACTIVITIES		
Held-to-maturity		
(Purchases) Sales of Held - to - maturity investment, net	48	(8)
Acquisition of PP&E	(41)	(104)
Acquisition of Shares VTP	0	0
Loans to related parties	0	0
Net cash used in investing activities	**7**	**(112)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Short-term debt	(36)	2
Long-term debt Issuances	110	479
Repayments	(79)	(422)
Sales of treasury shares	-	(1)
Dividends paid	(40)	(34)
Net cash provide by (used in) financing activities	**(45)**	**24**
Effect of exchange rate changes on cash and cash equivalents	**16**	**(29)**
Net increase (decrease) in cash and cash equivalents	**61**	**(61)**
Cash and cash equivalent at beginning of year	**93**	**171**
Cash and cash equivalent at end of the year	**154**	**110**

Attachment V

Attachment VI

Attachment VII

Consolidated Cash Flow - Free Translation

Brazilian Corporate Law

R$ million

	2Q/03	2Q/02
Net Income	257	34
Adjustments to reconcile net income to cash provide by operating activities	210	171
Increase (decrease) in assets and liabilities	(110)	(48)
Net cash provided by operating activities	357	157
Net cash (used in) provided by investing activities	114	(434)
Net cash used in financing activities	(271)	219
Net increase (decrease) in cash and cash equivalents	200	(58)
Cash and cash equivalents at beginning of period	459	598
Cash and cash equivalents at end of period	659	540

Attachment VIII

Net Income conciliation

BRGAAP x USGAAP

US$ million

	2Q03		2Q02	
	R$	**US$**	**R$**	**US$**
Net Income as per Brazilian GAAP	**257**	**$90**	**34**	**$12**
Diffrence Income as per Brazilian GAAP		**2**		**3**
Depreciation, depletion and amortization		2		3
Asset write-off		0		0
Amortization of Capital Interest		(1)		(0)
Start up costs		(0)		0
Capitalized Interest		3		(2)
Amortization of good will in Celpav		4		3
Fair Value - FASB 133 - Derivative (Net of Income Tax)		(2)		(2)
Equity Income		(33)		19
Income Taxes		(2)		(4)
Other Adjustments (include translation effects)		(2)		7
Net Income as per US GAAP		**$58**		**$36**

Market price: VCPA4=R$125.96/'000 shs ADR VCP =US$ 22.00 July 14, 2003	Shares outstanding: 38,322,699,553	Market capitalization: R$ 4,827 million US$ 1,679 million

Investor Relations team:

Valdir Roque
CFO and IR Director

Alfredo Villares
Investor Relations Manager

Natasha Nakagawa
Andrea Kannebley

Ph:(5511)3269-4168/4261/4287
Fax:(5511) 3269-4066 / 3498
ir@vcp.com.br
www.vcp.com.br

Thomson Financial IR Curtis Smith IR Consultant Phone.: (11) 3897-6405 curtis.smith@thomsonir.com.br
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